UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)*
180 Connect Inc.

(Name of Issuer)
Common Stock ($0.0001 par value per share)

(Title of Class of Securities)
682343108

(CUSIP Number of Class of Securities)
Alec N. Litowitz
Magnetar Capital LLC
1603 Orrington Ave.
Evanston, Illinois 60201
(847) 905-4400
With a copy to:
Peter H. Lieberman, Esq.
Todd A. Mazur, Esq.
Greenberg Traurig, LLP
77 W. Wacker Drive, Suite 2500
Chicago, Illinois 60601
(312) 456-8400

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)
March 6, 2008

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7(b) for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	682343108	SCHEDULE 13D	Page	2	of	9

1	NAME OF REPORTING PERSON: Magnetar Investment Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,175,465

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		2,175,465

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,175,465

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	9.5%[1]

14	TYPE OF REPORTING PERSON

	IA; OO
1Based on 23,012,092 shares of common stock issued and outstanding as of November 9, 2007.

CUSIP No.	682343108	SCHEDULE 13D	Page	3	of	9

1	NAME OF REPORTING PERSON: Magnetar Capital Partners LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,288,152

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		2,288,152

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,288,152

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	9.9%[2]

14	TYPE OF REPORTING PERSON

	HC; OO
2 Based on 23,012,092 shares of common stock issued and outstanding as of November 9, 2007 plus 100,556 shares of common stock issuable upon exercise of warrants held by Magnetar Capital Master Fund, Ltd

CUSIP No.	682343108	SCHEDULE 13D	Page	4	of	9

1	NAME OF REPORTING PERSON: Supernova Management LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,288,152

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		2,288,152

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,288,152

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	9.9%[3]

14	TYPE OF REPORTING PERSON

	HC; OO
3Based on 23,012,092 shares of common stock issued and outstanding as of November 9, 2007 plus 100,556 shares of common stock issuable upon exercise of warrants held by Magnetar Capital Master Fund, Ltd

CUSIP No.	682343108	SCHEDULE 13D	Page	5	of	9

1	NAME OF REPORTING PERSON: Alec N. Litowitz

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,288,152

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		2,288,152

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,288,152

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	9.9%[4]

14	TYPE OF REPORTING PERSON

	HC; IN
4Based on 23,012,092 shares of common stock issued and outstanding as of November 9, 2007 plus 100,556 shares of common stock issuable upon exercise of warrants held by Magnetar Capital Master Fund, Ltd

SCHEDULE 13D
     This Amendment No. 2 relates to the Statement of Beneficial Ownership on Schedule 13D previously filed jointly by Magnetar Financial LLC, a Delaware limited liability company (“Magnetar Financial”), Magnetar Capital Partners LP, a Delaware limited partnership (“Magnetar Capital Partners”), Supernova Management LLC, a Delaware limited liability company (“Supernova Management”), and Alec N. Litowitz (“Mr. Litowitz”) (collectively, the “Reporting Persons”) with the Securities and Exchange Commission (the “Commission”) on September 5, 2007, as amended by Amendment No. 1 thereto as filed with the Commission on November 16, 2007 (collectively, the “Schedule 13D”). As reported in Amendment No. 1, Magnetar Financial previously ceased to be a Reporting Person. All capitalized terms used herein and not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.
ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
Item 3 of the Schedule 13D is hereby amended to add the following information:
     All funds used to purchase the securities of the Company set forth in Item 5 to this Amendment No. 2 on behalf of the Reporting Persons have come directly from the assets controlled by such Reporting Persons and their affiliates, which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business. The aggregate amount of funds for the purchases by Magnetar Capital Master Fund reflected in Item 5 to this Amendment No. 2 was approximately $7,740. These amounts are in addition to the amounts previously reported. All other transactions reflected in Item 5 to this Amendment No. 2 were at prices less than the original prices previously reflected in the Schedule 13D and reduce the amounts previously reflected in the Schedule 13D. As a result of the transactions reported herein and previously reported on Schedule 13D, the aggregate amount of funds used to purchase the securities reported herein is approximately $5,102,680.67.
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
Item 5 of the Schedule 13D is hereby amended to add the following information:
     (a) (i) Magnetar Investment Management may be deemed to beneficially own 2,175,465 Shares. 2,045,708 of such Shares are held for the account of the Managed Accounts, 5,212 of such Shares are held for the account of Magnetar SGR Fund, Ltd and 124,545 of such Shares are held for the account of Magnetar SGR Fund, LP, and all such Shares represent beneficial ownership of approximately 9.5% of the Shares, based on 23,012,092 Shares issued and outstanding as of November 9, 2007, as disclosed in the Form 10-Q for the quarterly period ended September 30, 2007 filed by the Company with the Commission on November 14, 2007.
          (ii) Each of Magnetar Capital Partners, Supernova Management and Mr. Litowitz may be deemed to beneficially own 2,288,152 Shares, 100,556 of which are issuable upon exercise of a warrant held for the account of Magnetar Capital Master Fund (the “Warrant”). This amount consists of: (A) 112,687 Shares (including the 100,556 Shares issuable upon exercise of the Warrant) held for the account of Magnetar Capital Master Fund, (B) 2,045,708 Shares held for the account of the Managed Accounts, (C) 5,212 Shares held for the account of Magnetar SGR Fund, Ltd and (D) 124,545 Shares held for the account of Magnetar SGR Fund, LP, and such 2,288,152 Shares in the aggregate represent beneficial ownership of approximately 9.9% of the Shares, based on (i) 23,012,092 Shares issued and outstanding as of November 9, 2007, as disclosed in the Form 10-Q for the quarterly period ended September 30,

2007 filed by the Company with the Commission on November 14, 2007 plus (ii) 100,556 Shares issuable upon exercise of the Warrant. The foregoing excludes 165,837 Shares issuable upon exercise of the Warrant because the Warrant contains a blocker provision under which the holder thereof does not have the right to exercise the Warrant to the extent that such exercise would result in beneficial ownership by the holder thereof, together with its affiliates, of more than 9.90% of the Shares. Without such blocker provision, each of Magnetar Capital Partners, Supernova Management and Mr. Litowitz would be deemed to beneficially own 2,453,989 Shares.
     (b) (i) Magnetar Capital Partners, Supernova Management and Mr. Litowitz each may be deemed to share the power to vote and direct the disposition of the 112,687 Shares (including the 100,556 Shares issuable upon exercise of the Warrant) held for the account of Magnetar Capital Master Fund. The foregoing excludes 165,837 Shares issuable upon exercise of the Warrant because the Warrant contains a blocker provision under which the holder thereof does not have the right to exercise the Warrant to the extent that such exercise would result in beneficial ownership by the holder thereof, together with its affiliates, of more than 9.90% of the Shares. Without such blocker provision, each of Magnetar Capital Partners, Supernova Management and Mr. Litowitz would be deemed to beneficially own 278,524 Shares held for the account of Magnetar Capital Master Fund.
          (ii) In addition, Magnetar Investment Management, Magnetar Capital Partners, Supernova Management and Mr. Litowitz each may be deemed to share the power to vote and direct the disposition of the (A) 2,045,708 Shares held for the account of the Managed Accounts, (B) 5,212 Shares held for the account of Magnetar SGR Fund, Ltd and (C) 124,545 Shares held for the account of Magnetar SGR Fund, LP.
          (iii) As a result of (i) and (ii) above, each of Magnetar Capital Partners, Supernova Management and Mr. Litowitz may be deemed to share the power to vote and direct the disposition of 2,288,152 Shares. The foregoing excludes 165,837 Shares issuable upon exercise of the Warrant because the Warrant contains a blocker provision under which the holder thereof does not have the right to exercise the Warrant to the extent that such exercise would result in beneficial ownership by the holder thereof, together with its affiliates, of more than 9.90% of the Shares. Without such blocker provision, each of Magnetar Capital Partners, Supernova Management and Mr. Litowitz would be deemed to beneficially own 2,453,989 Shares.
     (c) Except for the following transactions described in this Amendment No. 2, there have been no transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D:
     On March 6, 2008, Magnetar Capital Master Fund transferred an aggregate of 415,423 Shares to certain of the Managed Accounts for an aggregate price of $548,358.36 (excluding commissions and other execution-related costs).
     On January 23, 2008, one of the Managed Accounts transferred an aggregate of 137,327 Shares to one of the other Managed Accounts for an aggregate price of $134,566.73 (excluding commissions and other execution-related costs).

     On December 31, 2007, Magnetar Capital Master Fund purchased (i) 5,000 Shares for an aggregate purchase price of $7,050 (excluding commissions and other execution-related costs) and (ii) 500 Shares for an aggregate purchase price of $690 (excluding commissions and other execution-related costs), in each case, in open market transactions.
     On December 28, 2007, Magnetar Capital Master Fund transferred an aggregate of 597,845 Shares to certain of the Managed Accounts for an aggregate price of $795,133.85 (excluding commissions and other execution-related costs).

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: March 10, 2008

MAGNETAR INVESTMENT MANAGEMENT, LLC
By:	Magnetar Capital Partners LP, its Sole Member

By:	/s/ Alec N. Litowitz
	Name:	Alec N. Litowitz
	Title:	Manager of Supernova Management LLC, the General Partner of Magnetar Capital Partners LP

MAGNETAR CAPITAL PARTNERS LP
By:	/s/ Alec N. Litowitz
	Name:	Alec N. Litowitz
	Title:	Manager of Supernova Management LLC, the General Partner of Magnetar Capital Partners LP

SUPERNOVA MANAGEMENT LLC
By:	/s/ Alec N. Litowitz
	Name:	Alec N. Litowitz
	Title:	Manager

/s/ Alec N. Litowitz
Alec N. Litowitz